

Jeff Selikoff · 3rd
Investor, Advisor, Board Director
Salt Lake City Metropolitan Area · Contact info
401 connections

 Alta Ridge Capital

 University of California,
Davis - Graduate School of
Management

Experience



Principal
Alta Ridge Capital
2016 – Present · 5 yrs
Private investments



President
Connecticut International
2009 – Present · 12 yrs



Chief Financial Analyst
UC Davis
2013 – 2015 · 2 yrs
Davis, CA



Chief Financial Officer
Dog SnorZ
2012 – 2014 · 2 yrs



Global Financial Analyst
GE Healthcare
2012 – 2013 · 1 yr
Greater Salt Lake City Area

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Education



University of California, Davis - Graduate School of Management
Master of Business Administration (MBA), Finance and Investments
2014 – 2016



The University of Connecticut School of Business



University of Pennsylvania

Show 1 more education ⌄